EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2006

Excluding Interest on Deposits
Income from continuing operations before income taxes	$14,712

Fixed charges:
Interest expense	14,724
One-third of rents, net of income from subleases (a)	261

Total fixed charges	14,985

Less: Equity in undistributed income of affiliates	(114)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$29,583

Fixed charges, as above	$14,985
Preferred stock dividends (pre-tax)	6

Fixed charges including preferred stock dividends	$14,991

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.97

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$14,991
Add: Interest on deposits	12,140

Total fixed charges including preferred stock dividends and interest on deposits	$27,131

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$29,583
Add: Interest on deposits	12,140

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$41,723

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.54

(a)	The proportion deemed representative of the interest factor.